EXHIBIT 12- STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						USD	USD	Pro Forma

	Year Ended December 31,					Six Months Ended June 30,	Six Months Ended June 30,	Year ended December 31,	Six Months Ended June 30,

	1999	2000	2001	2002	2003	2003	2004	2003	2004
Consolidated pretax income from continuing operations and equity investee	$ (302,843)	$ (215,234)	$ (348,052)	$ (327,725)	$ (39,734)	10,486	(39,996)	(18,275)	4,091
Share of distributed income of 50%-or-less-owned affiliates net of equity pick-up	-	-	-	-	-	-	-	-	-
Share of pretax loss of 50%-or-less-owned affiliate with guaranteed debt net of equity pick-up	-	-	-	-	-	-	-	-	-
Net amortization of debt discount and premium and issuance expense	-	-	-	378	5,617	2,899	7,996	18,906	17,578
Amortization of capitalized interest	-	-	-	-	-	-	-	-	-
Interest	73,224	72,180	85,787	67,254	80,034	32,026	43,493	28,184	14,353
Interest portion of rental expense	6,978	8,507	9,654	9,162	10,148	4,265	4,738	10,148	4,738
Less interest capitalized during the period	-	-	-	-	-	-	-	-	-
Net amortization of debt discount and premium and issuance expense
Interest portion of rental expense	-	-	-	-	-	-	-	-	-

Earnings	$ (222,641)	$ (134,547)	$ (252,611)	$ (250,931)	$ 56,065	49,676	16,231	38,963	40,760

Interest	$ 73,224	$ 72,180	$ 85,787	$ 67,254	$ 80,034	32,026	43,493	28,184	14,353
Net amortization of debt discount and premium and issuance expense	-	-	-	378	5,617	2,899	7,996	18,906	17,578
Interest portion of rental expense	6,978	8,507	9,654	9,162	10,148	4,265	4,738	10,148	4,738
Preferred stock dividend requirements of majority-owned subsidiaries(non-interompany)	-	-	-	-	-	-	-	-	-
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliate	-	-	-	-	-	-	-	-	-

Fixed Charges	80,202	80,687	95,441	76,794	95,799	39,190	56,227	57,238	36,669

Ratio of Earnings to Fixed Charges	(2.78)	(1.67)	(2.65)	(3.27)	(0.59)	1.27	(0.29)	(0.68)	1.11

Coverage Deficiency	(302,843)	(215,234)	(348,052)	(327,725)	39,734	-	39,996	18,275	-